SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS, S.A.

27 April 2007

REPORT IN RESPECT OF ARTICLES 366-2(C), 367 AND 460-5
OF THE PORTUGUESE COMPANIES CODE

EXPLANATION OF THE PROPOSAL FOR SUPPRESSION
OF THE PRE-EMPTIVE RIGHT

The Company considers a possible issue, by a wholly owned subsidiary of Portugal Telecom, SGPS, S.A., and with a guarantee by the latter, of bonds conferring under certain conditions to investors the right of exchange for ordinary shares in Portugal Telecom, SGPS, S.A.

In this way, in order to guarantee the viability of the issuance and to support the same, we hereby submit to the appraisal and approval of the General Meeting of Shareholders of Portugal Telecom, SGPS, S.A. a proposal concerning the possible issuance, by a wholly owned subsidiary of Portugal Telecom, SGPS, S.A., and with a possible guarantee or support from the latter, of bonds or other securities to be placed namely with specialised segments of international institutional investors, securities which under certain conditions may grant to the investors the right of conversion or exchange for Portugal Telecom, SGPS, S.A.’s ordinary shares (exchangeable securities).

In the form proposed by the Board of Directors – a proposal that, together with this report, is available to the shareholders within the legal period preceding the date of the General Meeting of shareholders and is deemed as reproduced herein – the convertible bond issue will imply a necessary suppression of the pre-emptive right of the shareholders relying on reasons of corporate interest that seem to unequivocally justify and advise the adoption of the same.

Multiple reasons caused the selection – and proposal to the shareholders as regards the exclusion of their pre-emptive right – of this particular form of fund raising, should the need for such fund raising be justified, the form of which obviously implies in itself that it be entirely directed outside the circle of existing shareholders.

Firstly, it is important to take into account that the expansion of shareholders’ equity in Portugal Telecom, SGPS, S.A. that may prove to be necessary or convenient as a function of the Company’s business plans, which is aimed at a magnitude of shareholders’ equity adequate to permit support of the same, has required, and will continue to require, that we appeal for funds from the public that, given the continuous increase in the size of this institution, demands an increasingly wider and diversified fundraising basis.

In this way, in view of the current situation and absorption capacity of the domestic capital markets, in particular the convertible securities investors’ market, it now becomes imperative to evaluate the placement, namely in the international market with specialist segments of institutional investors, of securities issuances having the size of this one, with characteristics that, without excessive limitations by rigid factors associated with the internal markets, may be adjusted to those of the financial products usually accepted by those markets.

Furthermore, the public raising of significant funds in the foreign markets always results in a further spreading of the image of the issuer and its visibility in the financial community and international markets (notably by way of the qualified research it originates, and of the means used for the promotion of the issuance), thus reinforcing its international prestige and credibility and its negotiation capacity as a participant in such international markets.

Thirdly, taking into account the actual conversion that will be made, it should be stressed that the continuation of the internationalisation and diversification of Portugal Telecom, SGPS, S.A.’s shareholder basis is a favourable element in the reinforcement of the stability and autonomy that it is of the utmost corporate interest to develop – and to this the issuance subject to authorization strongly contributes – both as to the geographical dispersion and as to the diversification of the type of investors, thus creating and reinforcing an additional market capable of increasing the liquidity of the securities and constituting an added space to resort to in future funding needs.

II

FORM OF ALLOCATION AND RELEASE CONDITIONS OF CONVERTIBLE BONDS

The convertible bonds to be issued shall be entirely intended for initial subscription by a subsidiary of Portugal Telecom, SGPS, S.A., namely Portugal Telecom Internacional Finance B.V. or another company already incorporated or to be incorporated (or by a financial institution, namely acting under instructions of such company as issue agent), which will promote in the international market an issuance of securities exchangeable for ordinary shares of Portugal Telecom, SGPS, S.A.

All the bonds making up the issue will be entirely released at the time of the subscription.

III

ISSUE PRICE AND CRITERIA FOR ITS DETERMINATION

The issue price of the convertible bonds shall be equal to their nominal value, i.e. the bond will be issued at par, in the nominal value of 5,000 Euros each or otherwise as established under the final conditions of the issue, in such a way as to adjust it to the final value at the international issuance it aims to support.

As to the bases of any conversion into shares of the bonds issued, it is important, first and foremost, to bear in mind that, given the characteristics and purposes of the transaction, these are not conversion bases with an external range, i.e. addressed to the market, but instrumental conversion bases, i.e. merely addressed to providing the subsidiary issuing the exchangeable securities on the market the access to the necessary shares. However, although the conversion price in question merely defines the internal relationship between both issuances, it is convenient for this issuance to mirror as much as possible (with subsequent adjustment if necessary) the final conditions of the issuance that will be placed in the market by Portugal Telecom, SGPS, S.A.’s subsidiary.

In this way, with this instrumental nature – and possibly even in anticipation of the final conditions of the issuance to be placed in the market – and as set out on the proposal submitted to the General Meeting of shareholders, the number of bonds required for conversion into one share will be determined by the “conversion price”, calculated by adding a “conversion premium” to the market price in the domestic stock exchanges of one share in Portugal Telecom, S.G.P.S., S.A., at the time of issuance.

The “issue premium” will correspond to an interval determined by market conditions, but in any event it is not expected to be less than 20% of the value of the relevant trading price.

The “conversion price” as thus initially defined will prevail during the whole period of life of the issuance, without prejudice to any possible automatic readjustment in certain instances to be regulated under the issue conditions (e.g. structural changes to the issuers), and according to the formulas stipulated therein.

In any case, the amount of the increase in the initial implied capital cannot exceed an amount equivalent to 10 % of the share capital in Portugal Telecom, SGPS, S.A. on the date of the resolution, without prejudice to the possibility of it being subsequently exceeded as a result of later conversion price readjustments as referred to in the foregoing paragraph.

Lisbon, 21 March 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.